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                                                                  EXHIBIT (b)(1)

                             [LETTERHEAD OF BANK]


                                                                   June 16, 1997



Mr. Steve Lancaster
Vice-President & Treasurer
CCL Industries Inc.,
105 Gordon Baker Rd.,
Willowdale, Ontario
M2H 3P8


Dear Steve,

     As discussed today, please find enclosed the revised term sheet for our commitment of up to US$150,000,000 to finance CCL Industries Inc.'s proposed acquisition of Seda Specialty Packaging Corp.

     If you are in agreement with the provisions of this term sheet, please indicate your acceptance of the terms and conditions of this credit facility by executing the term sheet and returning it to our attention at your earliest convenience.


     Yours truly,


     Director                           Director


Encl.

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                              CCL INDUSTRIES INC.
                             TERMS AND CONDITIONS
                             --------------------


FACILITY            SHORT TERM ACQUISITION FINANCING

Amount              Up to US$150,000,000.
------

Purpose             To finance a portion of the Borrower's acquisition of Seda
-------             Specialty Packaging Corp. ("Seda").

Lender              Bank.
------

Borrower            CCL Industries Inc. ("CCL Inc.").
--------

Guarantor           CCL Industries Corporation ("CCL Corp.").
---------

Availability        Non-revolving committed facility. Facility available in up
------------        to three draws at the time of funding of the Seda
                    acquisition and repayment of Seda debt. Any undrawn amounts at the time of the third draw will be cancelled.

                    US dollars by way of Direct Advances and/or LIBOR. Maturities available for LIBOR advances from 10-90 days, on a subject to availability basis, and/or such other maturities to which the Bank may agree in its sole discretion. Nothwithstanding the terms above, LIBOR maturities may not exceed the term of this Facility.

Term                Up to a maximum of 9 months from the Acceptance Date.
----

Remuneration        US Dollars
------------        Direct Advances
                    ---------------
                    US Base Rate (as defined below). Interest to be calculated, on the basis of a 365/366 day year, and payable monthly in arrears, to the debit of the Borrower's account.

                    "US Base Rate" is the annual rate of interest established from time to time by the Bank as the reference rate it will use to determine the rates of interest on United States dollar loans made in Canada and designated as its US Base Rate.

                    LIBOR
                    -----
                    LIBOR = 75 bp per annum calculated on the basis of a 360 day year and payable at the earlier of quarterly in arrears or maturity.

                    In the event CCL is unsuccessful in achieving control of at least 90% of Seda's common shares within 10 days of the first draw, LIBOR pricing will be LIBOR + 100 bp per annum calculated on the basis of a 360 day year and payable at the earlier of quarterly in arrears or maturity.
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                                       2

                         LIBOR is the annual rate of interest at which leading banks in the interbank market would be prepared to offer deposits in US dollars to the Bank at approximately 11:00 a.m. London time two business days prior to the drawdown of a LIBOR loan for a specified maturity period.

Note Rollover            Direct Advances:  US$100,000 multiples.
-------------            LIBOR:  US$100,000 multiples; minimum US$5 million.

Notice
Requirements             Drawdown and repayment of Direct Advances in excess of
------------             US$10 million, up to but not including US$25 million,
                         requires two banking days' notice.

                         Drawdown and repayment of Direct Advances in excess of US$25 million requires three banking days' notice.

                         LIBOR borrowings are subject to three banking days' notice including renewals and/or repayments.

Repayment
of Advances              Earlier of maturity or receipt of proceeds from take-
-----------              out financing(s). 100% of net proceeds of debt
                         issuances to be dedicated to the repayment of this Facility. Additionally, CCL Inc. will covenant to use its best reasonable commercial efforts to dedicate asset sale proceeds to the repayment of this Facility.

                         Prepayment of advances may be made at any time without penalty on rollover dates for LIBOR, and at any time for US Base Rate advances subject to Notice Requirements above.

Cancellation             The Borrower may at any time prior to drawdown, with 3
------------             days notice, cancel and decrease the Facility Amount.
                         Such cancellations shall be in minimum amounts and multiples of US$1 million.

Conditions Precedent
to Drawdown              Conditions precedent customary for credit agreements of
-----------              this nature and satisfactory to the Bank, including but
                         not limited to:




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                                       3


                    (i) The Borrower shall have executed an agreement to purchase the Sedaghat family's stake in Seda. The total acquisition price for 100% of Seda, including deferred payments, transaction costs and debt assumed, shall not exceed US$190 million. Additionally, CCL shall confirm that contracts with Sedaghat family have been put in place.

                    (ii) Required regulatory approvals, if any, have been received to the Bank's satisfaction.

                    (iii) Receipt of consents to the Seda transaction from CCL's working capital lenders.

                    (iv) Execution of documentation satisfactory to the Bank, including but not limited to a Credit Agreement containing inter alia the terms and conditions set out hereto as well as legal opinions and corporate documentation as the Bank may require. Receipt of guarantee from CCL Corp. in form and substance satisfactory to the Bank, including such legal opinions and corporate documentation as the Bank requires.

Covenants and
Events of Default   Covenants and Events of Default customary for credit
-----------------   agreements of this nature, including but not limited to
                    those contained in the Credit Agreement dated May 31, 1996 between the Borrower, Bank and certain other banks. Such covenants shall include, inter alia, a negative pledge, restrictions on acquisitions, additional debt, leverage and coverage tests, and cross-default provisions, with such changes as the circumstances may require. Additionally, the Borrower will covenant to use its best reasonable commercial efforts to repay Seda's debt obligations (excluding capital leases) on a timely basis and to have the associated security discharged.

Other Conditions    The Bank reserves the right to syndicate the Facility.
----------------
                    The Bank also reserves the right of the first refusal on any bank refinancing of this Facility.

Expenses            All fees, legal costs and out of pocket expenses in respect
--------            of the negotiation, preparation, administration and
                    documentation of this Facility or related to the enforcement of this credit are for the account of the Borrower. Any other legal expenses as agreed in writing on a prior basis by the Borrower are for the account of the Borrower.

Expiry Date         This financing offer will expire Friday, June 20, 1997 at
-----------         5:00 p.m. if not accepted by the Borrower prior to such time
                    (the "Acceptance Date").






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                                       4


ACCEPTED THIS 17TH DAY OF JUNE, 1997



CCL INDUSTRIES INC.


Per:  /s/ S.W. Lancaster
      ------------------
Name:  S.W. LANCASTER

Title:  V.P. & TREASURER